MORGAN STANLEY INCOME BUILDER FUND

Item  77.C.   Matters Submitted to a Vote of Security  Holders  -
April 22, 2003

On April 22, 2003, a Special Meeting of the Shareholders of Morgan Stanley Income Builder Fund was held to consider and vote upon amendments to the Fund's Investment Restrictions to enable the Fund to invest in financial futures contracts and related options thereon.

The vote on the amendment to the Fund's Investment Proposal was as follows:

For:    7,811,582                  Against:     520,759
Abstain:  783,878